Exhibit 99.63

NEWS RELEASE	December 28, 2005

ACCLAIM ANNOUNCES SUSPENSION OF DRIP

CALGARY, ALBERTA (AE.UN – TSX) – Acclaim Energy Trust (“Acclaim”) announces today that, in conjunction with the previously announced merger with StarPoint Energy Trust (“StarPoint”) and the finalization of plans regarding the implementation of a distribution reinvestment plan by Canetic Resources Trust, the new entity to be created as a result of the merger, all future distributions by Acclaim, including the distribution announced on December 15, 2005 for holders of record on December 30, 2005, will not be eligible for reinvestment under Acclaim’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “Plan”). In addition, Acclaim will not be accepting optional cash payments for the purchase of additional trust units pursuant to the optional cash payment component of the Plan. If the merger with StarPoint Energy Trust is completed on January 5, 2006 as expected the Plan will be terminated on that date. Following completion of the merger, Canetic Resources Trust intends to initiate a new DRIP program, similar to the features currently offered in the Acclaim Plan.

FOR FURTHER INFORMATION PLEASE CONTACT:

Acclaim Energy Trust:

J. Paul Charron

President and Chief Executive Officer

(403) 539-6300

Or:

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

info@acclaimtrust.com

www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust and Canetic Resources Trust (“Canetic”) and the transactions contemplated in this news release including management’s assessment of future plans and operations and completion of the merger, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, failure to obtain required regulatory approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s and/or StarPoint’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or StarPoint’s website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim or Canetic undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.